UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JULY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  July 26, 2006                        /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT




1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         July 26, 2006

3.       PRESS RELEASE

         The press release was released on July 26, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         July 26, 2006.

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

--------------------------------------------------------------------------------

NEWS RELEASE                                                       July 26, 2006

           rochester resources arranges $1.8 million private placement

Vancouver,  Canada - Rochester  Resources  Ltd.  (TSXV:  RCT;  OTCBB:  RCTFF and
Frankfurt: R5I): Mr. Douglas Good, President, is pleased to announce that the Company has arranged a non-brokered private placement (the "Private Placement") of 2,000,000 units (the "Units") at a purchase price of $0.90 per Unit for proceeds of $1.8 million. Each Unit consists of one common share and one transferable common share purchase warrant exercisable into an additional common share for a period of two years, at an exercise price of $1.15 in the first year and thereafter, at an exercise price of $1.30, subject to acceleration in certain circumstances. The bulk of the Private Placement has been subscribed to by three associated funds who, on closing, will own 14.6% of the 13,237,735 outstanding common shares of the Company. The common shares and the warrants are subject to a four month hold period from the date of the closing which, subject to receipt of TSXV final clearance, is scheduled to take place on July 28, 2006. No finders fees are payable on the transaction.

The funds will be used to finance further development and exploration of the Company's Mina Real gold/silver property interests in Nayarit State, Mexico (the "Mina Real Project") and for general working capital purposes. Site preparation and civil works for the previously announced conventional mill and related infrastructure at the Mina Real Project is well underway. Firm contracts for the purchase and delivery of key components of the mill have been placed with suppliers with deliveries scheduled over the coming weeks. The plant is scheduled for completion during the fourth quarter of 2006 and will have a design capacity of 300 tonnes/day, with an initial start-up capacity contemplated at 200 tonnes/day.

The Company has advanced a total of US$1.68 million under the 2006 Work Program and earned an initial 40% interest in the Mina Real Project. A further 11% can be earned on payment of US$900,000 in the form of option payments. Negotiations are continuing with the Company's joint venture partner for acquisition of the remaining 49% interest in the Mina Real Project.

ON BEHALF OF THE BOARD

/s/ DOUGLAS GOOD                          INVESTOR INFORMATION CONTACT:
-----------------------------
Douglas Good, President & CEO             Douglas Good
                                          Tel: (604) 484-6614
                                          Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.